Exhibit 99.3

SIGMA LITHIUM CORPORATION

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2023 and 2022

(EXPRESSED IN THOUSANDS OF

CANADIAN DOLLARS)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Corporation (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors (the “Board”).

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditor’s reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

“Ana Cabral Gardner”

Chief Executive Officer and Co-Chairperson

“Caio Márcio Martins de Araújo”

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Sigma Lithium Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sigma Lithium Corporation and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operation and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relate.

Accounting for RSU stock-based compensation awards

As discussed in Note 28 to the consolidated financial statements, under the Company’s equity incentive plan, selected participants are granted restricted share units (RSUs). RSUs are measured at fair value on either the grant date or a proxy for such date in certain circumstances. For RSUs that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones. At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period. During the year ended December 31, 2023, the Company recorded $64,330 thousand in relation to RSUs in stock-based compensation.

We identified the evaluation of the Company’s accounting for RSU stock-based compensation awards as a critical audit matter. Challenging auditor judgment was required to evaluate the assumptions relating to the Company's determination of the probability and timing of when the performance-based milestones will be achieved. Specifically, the assumptions include when the grant date was achieved and the probability and timing of the achievement of non-market performance conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated management’s accounting conclusions with respect to the determination of when the grant date of the RSUs was achieved by comparing against the date of approval by the Board of Directors and the Compensation Committee. We evaluated the probability and timing of achievement of the non-market performance conditions used to estimate the vesting period of each award granted by comparing to the Company’s actual and future operating and development plans. We also inquired of others outside of the accounting function as to the probability and timing of achievement of the non-market performance conditions and read publicly available market information.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2023.

São Paulo, Brazil
April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Sigma Lithium Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Sigma Lithium Corporation’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of loss,  comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment.

•

An ineffective control environment resulting from the failure to disseminate a translated Code of Ethics and relevant training thereon, an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

•

An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

•

An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

•

An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

•

Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” in Management`s Discussion and Analysis.]. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Auditores Independentes Ltda.

São Paulo, Brazil
April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sigma Lithium Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sigma Lithium Corporation (the Company) as of December 31, 2022, the related statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants We served as the

Company’s auditor from 2018 to 2023.

Toronto, Canada June 12, 2023

Sigma Lithium Corporation

Consolidated Statements of Financial Position

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars)

	Notes	12/31/2023	12/31/2022
ASSETS
Current assets
Cash and cash equivalents	5	64,403	96,354
Trade accounts receivable	6	29,693	—
Inventories	7	19,442	—
Accounts receivable from related parties	13	14	4,984
Advance to suppliers	8	7,062	1,624
Prepaid expenses and other assets		4,380	11,113
Recoverable VAT and other taxes	9	17,682	419
Total current assets		142,676	114,494

Non-current assets
Loan and accounts receivable from related parties	13	13,160	—
Prepaid expenses and other assets		66	204
Deferred income tax and social contribution	19	2,070	—
Collateral and guarantees	10	15,269	—
Property, plant and equipment	11	239,742	158,574
Deferred exploration and evaluation expenditure	12	74,255	35,636
Total non-current assets		344,562	194,414

Total assets		487,238	308,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	14	59,826	24,307
Loans and export prepayment	15	28,907	—
Lease liability	16	2,132	680
Prepayment from customer	17	2,154	—
Taxes payable	18	13,566	3,070
Accounts payable		11,326	1,936
Founder’s royalty option	11	—	5,081
Payroll and related charges		2,528	409
Other liabilities		1,934	1,959
Total current liabilities		122,373	37,442

Non-current liabilities
Loans and export prepayment	15	141,999	77,438
Lease liability	16	3,595	2,989
Taxes payable	18	138	—
Labor contingencies		1,013	1,386
Asset retirement obligations	20	3,836	6,547
Total Non-current liabilities		150,581	88,360

Shareholders' equity
Share capital	22	386,035	276,711
Stock-based compensation reserve		58,974	103,936
Accumulated other comprehensive income (loss)		2,032	(3,030)
Accumulated losses		(232,757)	(194,511)
Total shareholders' equity		214,284	183,106

Total liabilities and shareholders' equity		487,238	308,908

The accompanying notes are an integral part of the consolidated financial statements.

Basis of preparation (note 2)

Related parties (note 13)

Approved on behalf of the Board:

(Signed) “Ana Cabral Gardner”	, Director

Sigma Lithium Corporation

Consolidated Statements of Loss

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

	Note	2023	2022
Sales revenue	24	181,231	—
Cost of goods sold	25 (a)	(92,335)	—
Gross profit		88,896	—

Operating expenses
Sales expenses and commissions		(2,485)	—
General and administrative expenses	25 (b)	(54,398)	(15,962)
Other operating income (expenses),net	26	(6,657)	(1,692)
Settlement of founder’s royalty option	11(d)	—	(4,892)
Stock-based compensation	28	(46,990)	(111,580)
Operating loss before financial results and income taxes		(21,634)	(134,126)

Financial income (expenses), net	27	(9,893)	6,916
Loss before income tax and social contribution		(31,527)	(127,210)

Income tax and social contribution - current	19	(8,979)	—
Income tax and social contribution - deferred	19	2,260	—

Net loss for the year		(38,246)	(127,210)

Basic and diluted net loss per common share	23	(0.35)	(1.26)
Weighted average number of common shares outstanding - basic and diluted		107,985,916	101,017,241

The accompanying notes are an integral part of the consolidated financial statements.

Sigma Lithium Corporation

Consolidated Statements of Comprehensive Loss

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

	2023	2022
Net loss for the year	(38,246)	(127,210)

Items that may be subsequently reclassified to net income (loss):
Foreign currency translation adjustment of subsidiary	5,062	468
Net loss and comprehensive loss for the year	(33,184)	(126,742)

The accompanying notes are an integral part of the consolidated financial statements.

Sigma Lithium Corporation

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars)

	Note	2023	2022
Operating activities		(38,246)	(127,210)
Net loss for the year
Adjustments for:
Stock-based compensation	28	46,990	111,580
Interest on loans and leases	15&16	17,728	344
Depreciation and depletion	11	7,547	102
Reversal of present value of assets retirement obligation	20	414	—
Labor contingencies		—	388
Amortization of transaction costs	15	1,059	—
Foreign exchange gain, net	21	(12,325)	(6,879)
Income tax and social contribution - current and deferred	19	6,719	—
Loss on agreement termination		—	1,048
Settlement of agreement termination		—	(5,055)
Interest on loans with related parties		(555)	—
Fair value of founder’s royalty option	11(c)	—	4,892
Social projects provision		1,308	—
Realized foreign exchange loss (gain) on notes payable		—	41
Other		368	—
		31,007	(20,749)

(Increase) Decrease in operating assets
Trade accounts receivable	6	(30,436)	—
Prepaid expenses and other assets		(10,784)	(12,412)
Inventories	7	(18,567)	—
Advance to suppliers	8	(5,141)	—
Accounts receivable from related parties		5,902	—
Recoverable VAT and other taxes, net	9	(17,271)	—
Increase (decrease) in operating liabilities
Suppliers	14	14,851	24,683
Prepayment from customer for by-products	17	1,757	—
Taxes payables		3,966	—
Payroll and related charges		1,960	3,035
Founder's royalty option	11 (c)	(5,372)	—
Other liabilities		121	—
Income taxes paid		(2,310)	—
Interest payment on loans	15	(475)	—
Net cash used in operating activities		(30,792)	(5,443)

Investing activities
Purchase of property, plant and equipment	11	(45,782)	(113,556)
Addition to deferred exploration and evaluation expenditure	12	(23,478)	(14,092)
Loans to related parties for land acquisition and geology expenditures	13	(12,957)	(4,881)
Net cash used in investing activities		(82,217)	(132,529)

Financing activities
Proceeds from warrants exercised		—	2,345
Proceeds from stock options exercised	22(c);28(b)	22	89
Proceeds from loans	15	92,562	78,367
Payment of lease liabilities	16	(1,423)	(688)
Repayment of loan		(13,336)	(326)
Net cash provided by financing activities		77,825	79,787
Effect of exchange rate changes on cash held in foreign currency		3,233	234
Decrease in cash and cash equivalents in the year		(31,951)	(57,951)

Cash and cash equivalents, beginning of year		96,354	154,305
Cash and cash equivalents, end of year		64,403	96,354

The accompanying notes are an integral part of the consolidated financial statements.

Sigma Lithium Corporation

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and the number of shares, unless otherwise stated)

				Accumulated
			Stock-based	Other
	Number of		compensation	comprehensive	Accumulated
	common shares	Share capital	reserve	income (loss)	losses	Total
Balances on January 1st, 2022	99,377,349	224,820	30,881	(3,498)	(67,301)	184,902

Exercise of warrants (Note 22.c)	532,860	3,218	(873)	—	—	2,345
Exercise of RSUs (Note 22.c; Note 28.a)	4,759,833	48,504	(48,504)	—	—	—
Exercise of stock options (Note 22.c; Note 28.b)	40,000	169	(80)	—	—	89
Stock-based compensation (Note 28.a)	—	—	122,512	—	—	122,512
Net loss for the year	—	—	—	—	(127,210)	(127,210)
Other comprehensive income for the year	—	—	—	468	—	468
Balances on December 31, 2022	104,710,042	276,711	103,936	(3,030)	(194,511)	183,106

Exercise of RSUs (Note 22.c; Note 28.a)	5,339,429	109,282	(109,282)	—	—	—
Exercise of stock options (Note 22.c; Note 28.b)	10,000	42	(20)	—	—	22
Stock-based compensation (Note 28.a)	—	—	64,340	—	—	64,340
Net loss for the year	—	—	—	—	(38,246)	(38,246)
Other comprehensive income for the year	—	—	—	5,062	—	5,062
Balances on December 31, 2023	110,059,471	386,035	58,974	2,032	(232,757)	214,284

The accompanying notes are an integral part of the consolidated financial statements.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium concentrate.

These consolidated financial statements include the Company’s wholly-owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018 under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021 on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023 Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

2.Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 3.

Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

All the amounts presented in $ have been translated from the Company’s functional currency and may contain immaterial rounding.

The consolidated financial statements were approved by the Board of Directors on April 30, 2024.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

2.1.Basis of consolidation

2.1.1.Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

2.1.2.Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

2.2.Functional currency

The Company’s functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference to the market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency in 2023 is the Brazilian Real ("R$"), which was Canadian dollars (“$”) in 2022.

2.3.Presentation currency of the financial statements

The presentation currency is the currency in which the financial statements are presented and is usually defined according to the Company’s legal obligations and the currency where the reporting entity is located. These financial statements are presented in Canadian Dollars (“$”), translating the statements prepared in the functional currency of the Brazilian subsidiaries into Canadian Dollars, using the following criteria:

●	Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position.
●	Income and expenses for each statement of profit or loss are translated at the average monthly exchange rates for each year;
●	Shareholders’ equity at historical cost, and
●	All resulting exchange differences are recognized in other comprehensive loss.

2.4.Material accounting policies

As to the recognition and measurement basis applied in the preparation of the financial statements, the material accounting practices are presented in each of the Notes to which they refer.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments throughout and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments have been made in applying accounting policies that have significant effects on the amounts recognized in the financial statements when preparing these financial statements. The judgement considered in these financial statements is the classification as non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying amounts, as follows:

Note 28 - Measurement of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSU’s”) that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Note 11 and 12 - Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Note 20 - Assets retirement obligation: The Company assesses its provision for assets retirement obligation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Note 11 – Impairment of non-financial assets: Significant judgements, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of the Company’s cash generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit. These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Note 6 and 24 – Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

4.New accounting standards and interpretations

(a)	Not yet effective

The following standards and interpretations have been issued but were not mandatory for annual reporting ended on December 31, 2023. The Company does not expect adoption of these standards to have a material effect on the consolidated financial statements:

●	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

●	the carrying amount of the liability,
●	information about the covenants, and
●	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption.

●	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.
b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.
d)	Non-cash changes in the carrying amounts of financial liabilities in(b).
e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unlessan entity has a financial year of less than 12 months. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption.

●	Lack of Exchangeability Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows. The amendments are effective January 1, 2025, with specific transition rules.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(b)	Effective as from January 1st, 2023
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in the notes to the financial statements in certain instances, in line with the amendments.

●	Amendments to IAS 12 - OECD Pillar Two Rules

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”. When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate. In May 2023, the IASB made amendments to IAS 12 - Income Taxes, which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules. There were no financial effects of adoption of this Standard.

●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The change is effective for annual years beginning on or after January 1, 2023, and required the recognition of a deferred tax asset and a deferred tax liability when a single transaction generates taxable and deductible temporary differences at the same time. There were no financial effects of adoption of this Standard.

5.Cash and cash equivalents

Cash and cash equivalents include the following:

	12/31/2023	12/31/2022
Cash	52,888	39,546
Short-term investments	11,515	56,808
	64,403	96,354

In 2023 short-term investments refer to fixed income investments indexed to 94.78% p.a. of the Brazilian interbank deposit certificate (CDI) with immediate liquidity (none in 2022). Additionally, the Company has short-term investments in Canada (denominated in United States Dollars) with an approximate yield of 5.50% p.a. (3.98% p.a. on December 31, 2022).

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting policy

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Transactions in currencies other than the functional currency are translated at the dates prevailing on each date the transactions occur, and the cash balances are translated at the exchange rates prevailing at the end of the reporting period. Any translation differences are recognized in other comprehensive loss.

6.Trade accounts receivable

12/31/2023
Accounts receivable from customer	95,922
Provisional pricing adjustment	(66,229)
29,693

The Company’s operations include accounts receivables where the final selling price is established approximately 105 days after product delivery and revenue recognition.

Trade accounts receivable is subject to significant market price changes until the final selling price is settled. The Company monitors the futures market for lithium to estimate the final prices when the quotational periods of the contracts close. As a result, accounts receivable on December 31, 2023 have been estimated and adjusted to the relevant forward market prices (see Note 24).

Accounting policy

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value.

Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotational periods stipulated in the contracts with changes between the provisional price and the final price recorded in revenues. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

The final invoices are generally issued after receipt and analysis of the commodities (approval of quantities, moisture and content of the mineral contained by the customer) and accounts receivables are then remeasured according to each contract.

The fair value of the sale price adjustment is reassessed at each reporting date, based on all variable pricing elements.

The Company periodically measures expected credit losses. The Company considers the history and financial conditions of its customer. The Company did not recognize any credit losses in these consolidated financial statements.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

7.Inventories

12/31/2023
High grade lithium concentrate	1,366
By-product lithium concentrate	9,132
Total finished goods	10,498
Work in progress	925
Consumable	882
12,305

Spare parts	7,137
Total	19,442

The Company began production in the 2nd quarter of 2023 to fulfill commitments (sales) that started in July 2023. Finished goods refer to High grade lithium concentrate and By-products lithium concentrate.

Spare parts refer to parts and equipment to be used in the short-term maintenance of the machinery and equipment. As of December 31, 2023, the Company has not identified any need to recognize losses on obsolete or slow-moving inventory.

Accounting policy

The inventory is recorded at the lower of cost or net realizable value. The cost is determined using the weighted average cost method for the purchase of materials. The cost of finished goods and work in progress comprises of consumable materials, labor and other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and the estimated costs necessary to realize the sales.

8.Advance to suppliers

On December 31, 2023, the Company had outstanding balances for advances with domestic and foreign suppliers and for freight forwarders in the amount of $7,062 ($1,624 on December 31, 2022).

9.Recoverable VAT and other taxes

	12/31/2023	12/31/2022
ICMS (State VAT)	1,870	—
Social contribution on billings - PIS and COFINS	14,814	—
Other recoverable taxes	998	419
	17,682	419

Accounting policy

The outstanding balance of recoverable VAT and other taxes is expected to be recovered over the next 12 months, based on the analysis and budget projections approved by management.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

10.Collateral and guarantees

On December 31, 2023, the Company had advanced the amount of $15,269 as collateral related to the obligation to pay interest on export prepayment contract loans for the development of industrial plant (Note 15). The amounts are determined based on an estimate of the loan interest expected for the first twelve-month period established in the loan agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.Property, plant and equipment

Composition of Property, plant and equipment

	Assets Under		Machinery and	Right of use	Mining	Pilot	Other
	Construction	Buildings	equipment	assets	rights	plant	assets	Total
December 31,2021
Cost	30,051	—	—	2,458	—	184	379	33,072
Depreciation and depletion	—	—	—	(206)	—	(49)	(133)	(388)
Net, Property, plant and equipment	30,051	—	—	2,252	—	135	246	32,684

Additions	118,187	—	—	1,416	—	—	111	119,714
Asset retirement cost	2,652	—	—	—	—	—	—	2,652
Write-off	—	—	—	—	—	(202)	—	(202)
Disposal – Depreciation						75		75
Depreciation and depletion	—	—	—	(483)	—	(20)	(49)	(552)
Foreign currency translation adjustment of subsidiaries - Cost	3,878	—	—	314	—	18	48	4,258
Foreign currency translation adjustment of subsidiaries – Depreciation and depletion				(33)		(6)	(16)	56

December 31,2022	154,768	—	—	4,188	—	—	538	159,494
Cost
Depreciation and depletion	—	—	—	(722)	—	—	(198)	(920)
Net, Property, plant and equipment	154,768	—	—	3,466	—	—	340	158,574

Additions	—	79	77,313	4,823	644	—	717	83,576
Disposal	—	—	—	(1,780)	(1,425)	—	(32)	(3,237)
Transfers	(154,768)	75,572	39,553	—	39,779	—	(136)	—
Foreign currency translation adjustment of subsidiaries	—	598	9,819	601	522	—	21	11,561
Depreciation and depletion	—	(2,227)	(3,795)	(1,536)	(3,090)	—	(84)	(10,732)

Net, Property, plant and equipment	—	74,022	122,890	5,574	36,430	—	826	239,742
December 31,2023
Cost	—	76,249	126,685	7,799	39,520	69	1,092	251,414
Depreciation and depletion		(2,227)	(3,795)	(2,225)	(3,090)	(69)	(266)	(11,672)
Net, Property, plant and equipment	—	74,022	122,890	5,574	36,430	—	826	239,742

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)The average estimated useful lives are as follows (in years):

Description	12/31/2023
Buildings	26
Machinery and equipment	18
Right of use assets	3
Mining rights	8
Other assets	5

b)Assets under construction

In the second quarter of 2023, the Company concluded the construction phase of the plant and mine development and transferred the assets classified as “assets under construction” to “Buildings”, “Machinery and equipment” and “mining right”.

c)Capitalized stock-based compensation

The assets under construction include the amount of $919 related to capitalized RSUs year ended December 31,2023 (year ended December 31, 2022 - $2,404).

d)Founder’s royalty option

The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties. Sigma Brazil had the option to repurchase the Amilcar Royalty Agreement (currently Amilcar de Melo Afgouni – former shareholder), exercisable at any time.

In 2022 the royalty agreement option was recorded as current liability in the consolidated statement of financial position and as expense in the consolidated statement of loss. Considering that the instrument contains such contingent settlement provisions the issuer does not have the unconditional right to avoid making payments. Therefore, the instrument is a financial liability. Additionally, as the call and put features can significantly modify the cash flows, the royalty was measured at fair value through profit and loss. As of December 31, 2022, this option amounted to $5,081 (equivalent to US$ 3,800). Further in 2023, due to the advancement of the Company’s wholly owned Grota do Cirilo lithium project, the Company exercised the option on April 13, 2023 at its fair value for $5,372.

e)Right of use assets

Right of use assets is comprised of land and machinery and equipment made available on site exclusively for the Company. The Company considers as right of use those contracts longer than 12 months which assets have individual amounts greater than $6.6.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

f)Depreciation and depletion

Reconciliation of depreciation and depletion for the year	12/31/2023	12/31/2022

Operating costs and general and administrative expenses	7,547	102
Inventories	2,657	—
Deferred exploration and evaluation expenditure	528	450
	10,732	552

g)Impairment of non-financial assets

The Company considered that there were no triggering events that could have indicated the existence of impairment loss of its non-financial assets. The Company continuously operated with positive margins during 2023 and, accordingly, no impairment loss was recognized.

Accounting policy

The property, plant and equipment are recorded at acquisition, formation or construction cost less accumulated depreciation or depletion and impairment. Depreciation is calculated using the straight-line method based on the remaining useful life of the assets, whichever is the shorter. Mining rights is calculated based on the volume of ore extracted.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from an asset disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of net loss and comprehensive loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Non-financial assets are reviewed for impairment whenever trigger events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU).

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in- progress includes costs transferred from Deferred exploration and evaluation expenditure and any costs directly attributable to bringing the asset into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, research and development costs, freight charges, transportation insurance costs, duties, testing and preparation charges, borrowing costs and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

12.Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	12/31/2023	12/31/2022
Opening balance	35,636	7,771

Exploration and feasibility investments	23,478	14,692
Share based compensation of exploration and feasibility personnel	16,424	8,528
Additions	39,902	23,220
Asset retirement cost	(2,823)	3,670
Foreign currency translation adjustment of subsidiaries	1,540	975

Closing balance	74,255	35,636

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting policy

The Company capitalizes all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports. The carrying value of the Company’s Deferred exploration and evaluation expenditure is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any.

Deferred exploration and evaluation expenses represent mineral rights developed by the Company, which have not been confirmed as technically and commercially viable through technical reports. When confirmed, deferred exploration and evaluation expenses will be transferred to each operating asset they pertain in accordance with their nature.

The Company capitalizes the depreciation of lease contracts on certain properties in order to explore and evaluate the mineral properties as part of the exploration and evaluation expenditures.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

13.Related parties’ transactions

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.

A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, who is the investment manager of the A10 Fundo de Investimento de Ações – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.

A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has in indirect economic interest.
R-TEK

R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter it was not considered as related party anymore.

Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and former officer of the Company, Marina Bernardini, is the controlling shareholder and officer.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant. See note 16.

Note Payable: The Company fully repaid the final installment of $0.3 million to Arqueana in March 2022.

Accounts receivable (Miazga): This receivable refers to Miazga’s purchase of property located in the area of interest of the Project (the “Property”). Sigma Brazil paid for that purchase on behalf of Miazga for future reimburse. The purpose of this purchase of property is to be further transferred to authorities for environmental compensation purposes. This receivable provides for an amount up to Brazilian Reais R$0.8 million (equivalents to $0.2 million), which is the amount spent on the purchase of the property. This receivable is non-interest bearing. Both the purchase agreement and this receivable are divided into two installments, with the first installment paid on December 31, 2022, and the last installment to be paid once the property has successfully been transferred to Miazga.

Accounts receivable (Arqueana): The Company paid for drilling services provided by a third party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The amount was fully repaid in March 2023.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement at December 31, 2023 represents a total amount of $12,957, bearing 12% p.a. interest. date.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

b)Transactions with related parties

	12/31/2023			12/31/2022
	Pre-	Accounts	Expenses /	Pre-	Accounts	Expenses /
	payments /	payable /	Payments /	payments /	payable /	Payments /
Description	Receivable	Debt	Income	Receivable	Debt	Income
A10 Advisory
CSA	—	—	391	—	—	122
Miazga
Lease agreements	—	42	16	—	42	7
Prepaid land lease	96	22	—	103	13	51
Accounts receivable	121	—	—	113	—	—
Arqueana
Lease agreements	—	235	24	—	225	43
Note payable	—	—	—	—	—	326
Accounts receivable	—	—	—	4,881	—	—
R-TEK
Services provision	—	—	2,278	—	242	1,142
Tatooine
Loan to related party	12,957	—	638	—	—	—
Total	13,174	299	3,347	5,097	522	1,691

c.Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	12/31/2023	12/31/2022
Stock-based compensation, included in operating expenses (Note 28)	24,337	95,398
Salaries, benefits and director's fees, included in general and administrative expenses	1,152	1,966
Salaries, benefits and stock-based compensation capitalized in property, plant and equipment and in exploration and valuation assets		3
Severance costs	—	46
Total Compensation	25,489	97,413

Key management includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Accounting policy

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

14.Suppliers

On December 31, 2023, the Company’s outstanding balance was $59,826 ($24,307 on December 31, 2022).

Accounting policy

These amounts represent outstanding liabilities for goods and services provided to the Company prior to year-end. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

15.Loans and Export Prepayment

Description	12/31/2023	12/31/2022
Opening balances	77,438	—

Additions	92,562	82,318
Interest expense	17,272	155
Payment of interest	(475)	—
Repayment of note payable	—	—
Principal amortization	(13,336)	—
Foreign Exchange	(11,617)	(416)
Transactions costs	—	(3,951)
Transaction costs amortization	1,059	—
Foreign currency translation adjustment of subsidiary	8,003	(668)

Loans and export prepayments	170,906	77,438

Current	28,907	—
Non-Current	141,999	77,438

(a)Export Prepayment Agreement

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of US$100 million (equivalent to $135.4 million), with annual interest payment based on the 12-month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down US$60 million (equivalent to $82 million). The balance of US$40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of US$20 million each, on February 28, 2023 and on March 16, 2023.

The Company paid at inception of the agreement $10,194 as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $3,665.

Principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Repayments will be determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior 6-month period ended March 31 and September 30. During 2023 the Company had no net cash generated that could have triggered repayment of principal on November 18th.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company’s assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to USD100 million and R$100 million.

For the year ended December 31, 2023, the Company recognized interest expense in the amount of $16,068 paid in January 2024.

Export Prepayment Agreement – Santander

On August 31, 2023, the Company entered into an export prepayment agreement with Banco Santander S.A.(Brasil) in the amount of $12,985 which was settled in October 2023. Additionally, on October 19, 2023 the Company entered into a new export prepayment agreement with this bank in the amount of $12,720 paid in January 2024.

(b)Banco de Desenvolvimento de Minas Gerais - BDMG

The Company entered into a financing agreement with BDMG Bank. The first tranche of $3,084 was received on January 13, 2023, and $768 on November 14, 2023. This financing entails monthly interest payments and includes a 24-month grace period for principal amortization. Principal repayment occurs over 60 monthly installments, with the first installment due on December 15, 2024. The financing carries an annual interest rate of 3.75%.

On October 24, 2023, the Company entered into another financing agreement with BDMG Bank for $9,449, receiving $8,607 in December 2023. Like the previous agreement, this financing involves monthly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on December 7, 2024. The interest of this loan is 3.88% per annum.

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as loan transaction costs of the facility amount drawn down.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Borrowings are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The Company also analyses whether there are embedded derivatives in its sales and purchase contracts, as well as in its loan agreements. Changes in the fair value of any of these derivative instruments are recognized immediately in the statement of loss, unless they are closely related to the primary indexation of the contracts and agreements.

16.Lease liability

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party (note 13) being the remaining lease contracts for land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (December 2022: 8.37%) which was determined to be the Company’s incremental borrowing rate.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The changes in lease liabilities are shown in the following table:

Description	12/31/2023	12/31/2022
Opening balances	3,669	2,321

Additions	4,823	1,415
Interest expense	456	329
Disposal	(1,738)	—
Payments	(1,423)	(688)
Others	(356)	—
Foreign currency translation adjustment of subsidiary	296	292

Lease Liability total	5,727	3,669

Current	2,132	680
Non-Current	3,595	2,989

Maturity analysis - contractual discounted cash flows

As of December 31, 2023

Less than one year	2,132
Year 2	1,806
Year 3	760
Year 4	261
Year 5	245
More than 5 years	523

Total contractual discounted cash flows	5,727

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

●	Leases of low value assets;
●	Leases with a duration of twelve months or less; and
●	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use “ROU” asset and lease liability is recognized at the lease commencement date.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the interest rate cannot be readily determined, the Company’s incremental interest rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

17.Prepayment from customer

On December 31, 2023, the outstanding balance of $2,154 refers to a prepayment of the first sale of the Company which was returned to the customer in February 2024. That amount had to be returned to the customer since it was in excess due to the price decrease of lithium after the sale was recognized.

Accounting policy

Prepayment from customers consist of amounts received in advance when purchasing the products. Advances received are recorded as a liability, represented by the contractual obligation to deliver the products.

18.Taxes payable

On December 31, 2023, the Company’s outstanding balance was $13,704, being $13,566 in short-term and $138 in long-term ($3,070 on December 31, 2022, classified in short-term).

Accounting policy

These amounts represent the group’s obligations to the Federal, State and Municipal Governments relating to taxes, fees and contributions. They are presented as current liabilities and non-current liabilities, and they are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

19.Income tax and social contributions

a.Current Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the year is as follows:

12/31/2023
Income tax and social contribution (expense) income
Current	(8,979)
Deferred	2,260
(6,719)

*There were no current or deferred taxes as of December 31, 2022.

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totalizes 27% income tax rate applicable to Sigma in Canada:

	12/31/2023	12/31/2022
Loss before income tax and social contribution	(31,527)	(127,210)
Statutory tax rate	27%	27%
Tax benefits at statutory rate	8,512	34,347
Reconciling items
Impact of foreign income tax rate differential	(2,294)	(1,825)
Exclusion of Canadian tax credits (1)	(17,362)	(30,326)
Tax losses carryforward from previous years	4,324	—
Other	101	(2,196)
Current and deferred income tax and social contribution	(6,719)	—
Effective tax rate	(21.31)%	—

(1)The amount of $15,371 on December 31,2023 ($12,884 on December 31, 2022) of tax loss carryforward generated by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2038 and 2043.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

b.Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2022	Income	Equity	12/31/2023
Temporary differences:
Pre-operational expenses	—	4,586	—	4,586
Provision for bonus payments	—	57	—	57
Provision for social projects	—	508	—	508
Unrealized foreign currency fluctuation	—	(3,889)	—	(3,889)
Taxes installments program	—	153	—	153
Commission provision	—	803	—	803
Other	—	42	—	42
Foreign currency translation adjustment of subsidiaries	—	—	(190)	(190)
Total deferred tax assets	—	2,260	(190)	2,070

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretation. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in shareholders’ equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are presented net as liabilities when there are amounts payable, or in assets when the amounts in advance paid exceed the total due on the date of the report.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized when it is probable that it will not revert in a foreseeable future in accordance with IAS 12 – Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss carryforward and social contribution negative basis, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

20.Asset retirement obligation

In December 2023 the Company updated the appraisal that resulted in a decrease of the provision by $4,813, mainly due to:

●	review of the affected area
●	cash outflow estimate update.
●	updating the discount rate

The Company has estimated its asset retirement obligation amounting to $3,836 as at December 31, 2023 (December 31, 2022 - $6,547), representing the present value of estimated future retirement costs to remediate environmental damages as at December 31, 2023. It is based on estimated future retirement costs of $6,035 ($10,928 on December 31, 2022) a real discount rate of 5.96% (December 31, 2022 was 6.1%).

Of the $3,836 of asset retirement obligation recognized as of December 31, 2023, $2,504 is related to Phase I (Xuxa mine) which was classified within property, plant and equipment, and the remaining $1,332 relating to Phase II (Barreiro mine) was classified within Deferred exploration and evaluation expenditure.

Description	12/31/2023	12/31/2022
Opening balances	6,547	162

Additions	6,243
Interest	414	18
Reversal of fixed assets	(758)	—
Reversal of exploration assets	(2,821)	—
Foreign currency translation adjustment of subsidiary	454	124

Asset retirement obligation total	3,836	6,547

Accounting Policy

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to environmental regulations. The extent of costs associated with the retirement of assets are based on the requirements of authorities and environmental policies.

The provision reflects the risks and probability of future cash flows required to settle the obligation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

21.Financial instruments

a)Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

●	Classification of financial instruments (consolidated)

		12/31/2023		12/31/2022
			Fair value		Fair value
		Measured at	through	Measured at	through
Description	Note	amortized cost	profit and loss(*)	amortized cost	profit and loss
Assets
Current
Cash and cash equivalents	5	64,403	—	96,354	—
Trade accounts receivable	6	—	29,693	—	—
Accounts receivable from related parties	13	14	—	4,984	—
Non-current
Loan and accounts receivable from related parties	13	13,160	—	—	—
Collateral and guarantees	10	15,269	—	—	—
		92,846	29,693	101,338	—

Liabilities
Current
Suppliers	14	59,826	—	24,307	—
Accounts payable		11,326	—	1,936	—
Loans and export prepayment	15	28,907	—	—	—
Lease liability	16	2,132	—	680	—
Non-current
Loans and export prepayment	15	141,999	—	77,438	—
Lease liability	16	3,595	—	2,989	—
		247,785	—	107,350	—

(*) Fair Value through profit and loss is classified as Level 2.

b)Financial risk management:

The Company uses risk management strategies which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rate, interest rate, market price, credit risk and liquidity risks.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company’s functional currency is the Brazilian Real.

The consolidated exposure as of December 31, 2023 and 2022 is as follow:

Description	12/31/2023	12/31/2022
Canadian dollars
Cash and cash equivalents	68	—
Suppliers	(779)	—
Account payables	(6,136)	—
Other current liabilities	(67)	—
	(6,914)	—

United States dollar
Cash and cash equivalents	4,557	28,704
Trade accounts receivable	22,400	—
Interest on export prepayment agreement	(11,689)	(3,800)
Export prepayment agreement	(109,644)	(60,114)
	(94,376)	(35,210)

●	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate at December 31, 2023.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	12/31/2023
		Probable	Scenario 1	Scenario 2
Currency	Exchange rate	scenario(*)	(+/-10%)	(+/-20%)
CAD (+)	3.6522	3.6924	4.0616	4.4309
CAD (-)	3.6522	3.6924	3.3232	2.9539
USD (+)	4.8413	4.9962	5.4958	5.9954
USD (-)	4.8413	4.9962	4.4966	3.9970

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The effects on the profit and loss, considering scenarios 1 and 2 are shown below:

	12/31/2023
	Notional	Probable scenario (*)	Scenario 1	Scenario 2
Total Canadian dollar-denominated (+)	(6,914)	75	697	1,215
Total Canadian dollar-denominated (-)	(6,914)	75	(685)	(1,634)
Total U.S dollar-denominated (+)	(94,376)	2,926	11,240	18,168
Total U.S dollar-denominated (-)	(94,376)	2,926	(7,235)	(19,937)
(*)	Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, at March 31, 2024.
●	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

●	Sensitivity analysis of interest rate variations

The Company considered probable scenario(1), scenarios 1 and 2 of changes in interest rates volatility as of December 31, 2023.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances:

Changes in interest rates and exchange rates		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Assets
Rate		13.04%	10.03%	9.03%	8.03%
Cash and cash equivalent	CDI (-10% and -20%)	11,515	(1,155)	(1,040)	(924)

		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Liabilities
Rate		11.65%	11.15%	12.27%	13.38%
BDMG	Selic (+10% and +20%)	(13,285)	(1,481)	(1,629)	(1,778)

Rate		5.43%	5.40%	5.54%	5.67%
Export prepayment agreement	BSBY (+2.5% and +5.0%)	(109,644)	(5,923)	(6,071)	(6,219)
(*)	Sensitivity analysis of the scenario probable was measured using as reference the rates at March 31, 2024.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. Final prices are normally determined approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the first half of 2024 is detailed below:

		Shipment		Effect on
	Volume	Average		Sales
	(kt)	price	Variation	Revenue

High grade lithium concentrate (Probable)	87,534	USD 1,215 /	—	—
		$1,611
High grade lithium concentrate (+20%)	87,534	USD 1,215 /	USD 243 /	28,186
		$1,611	$322
High grade lithium concentrate (-20%)	87,534	USD 1,215 /	(USD 243) /	(28,186)
		$1,611	($322)

(*)The sensitivity analysis of the probable scenario was measured using the CIF -Fastmarkets spot price of April 18, 2024 as a reference and the exchange rate is USD1.00 to $1.3256 as quoted by BACEN – Central Bank of Brazil at December 31, 2023.

●	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

At December 31, 2023, the credit risk is fully concentrated on a single customer since the Company is currently developing its credit portfolio.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	59,826	—	—	—	59,826
Accounts payable	11,326	—	—	—	11,326
Loans and export prepayment	28,907	166,299	5,478	—	200,684
Lease liability	2,132	2,827	245	523	5,727

c)Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s capital structure, with financing by equity and third-party capital:

	12/31/2023	12/31/2022
Loans and export prepayment agreement	170,906	77,438
Shareholders’ equity	214,284	183,106
Gross debts(*)/shareholders’ equity	0.80	0.42

(*) Refers to loan and export prepayment agreements

d)Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as BSBY and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting Policy

Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

(a)	amortized cost.
(b)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required or,
(c)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents, loan and accounts receivable from related parties, which are classified as amortized cost, and trade accounts receivable which are measured at fair value through profit and loss. The Company’s financial liabilities consist of suppliers, accounts payable and loan and export prepayment agreements, which are classified and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

All financial instruments recognized at fair value in the consolidated statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

22.Share capital

a)Ownership structure

As of December 31, 2023, the Company’s ownership structure is as follow:

		12/31/2023
	Number	% of voting
	of common	capital and
	shares	total shares
A10 Fundo de Investimento de Ações	47,684,968	43.33%
Fitpart Fund Administration Services Limited	5,462,539	4.96%
BlackRock, Inc.	5,438,129	4.94%
Nucleo Capital Fund	2,996,787	2.72%
Others	48,477,048	44.05%
	110,059,471	100.00%

b)Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

c)Common shares issued by the Company for the year ended December 31, 2023 and 2022:

	Number of Common
	shares (#)	Amount($)
Balance, January 1st, 2022	99,377,349	224,820

Exercise of warrants	532,860	3,218
Exercise of RSUs	4,759,833	48,504
Exercise of stock options	40,000	169
Balance, December 31, 2022	104,710,042	276,711

Exercise of RSUs	5,339,429	109,282
Exercise of stock options	10,000	42
Balance, December 31, 2023	110,059,471	386,035

23.Loss per share

	12/31/2023	12/31/2022
Net loss for the year	(38,246)	(127,210)
Weighted average number of common shares	107,985,916	101,017,241
Basic and diluted net loss per common shares	(0.35)	(1.26)

As the Company presents loss for the years ended December 31, 2023 and 2022, the potential common shares are antidilutive in the case of a decrease in loss per share. For this reason, the basic and diluted loss per share are equal for the years presented.

24.Sales revenue

Net revenue presented in income statement is comprised as follows:

12/31/2023
High grade lithium concentrate	177,709
By-product lithium concentrate	3,522
181,231

The Company’s sales of high grade lithium concentrate and by-product lithium concentrate are accounted for on FOB basis. Shipment contracts for the second half of 2023 were entered into with provisional terms and are subject to adjustment depending on the variability of the underlying lithium chemical market prices. As a result, the final value at settlement may differ from initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

Accounting Policy

The Company’s primarily generates revenue from the sales of spodumene concentrate to customers and recognizes its revenues once all the following conditions are satisfied:

●	Identification of the contract for sale of goods or prevision of services.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Identification of the performance obligations.
●	Determination of the contract value.
●	Determination of the value allocated to each performance obligation included int the contract; and
●	At the time performance obligation is completed.

The Company recognizes revenues from sales when control of the product is transferred to customers, which generally occurs, in the case of export sales, when the product is loaded on the ship or delivered in a warehouse under control of the customers.

The export is primarily realized pursuant to the Incoterm Free on Board (“FOB”), under which the performance obligation is satisfied when the products are shipped. Cost, Insurance and Freight (“CIF”) and Cost and Freight (“CFR”) are also regularly assessed. CIF and CFR include sea freight service embedded in the same invoice. In this case, the performance obligation of the sea freight service is considered separately from the shipment of lithium and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Operating revenue from the sale of goods in the regular course of business is measured at the fair value of the consideration entity expects to receive in exchange for the delivery of the goods or services promised to the customers. Accordingly, until the quotational period is closed, the Company’s sales are subject to provisional pricing adjustments and revenues are estimated based on prices of the futures market for lithium expected until the agreed upon settlement date.

For the portion of the Company’s lithium export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR”, the obligation to pay for the goods and the sea freight service, which is embedded in the same invoice, generally arises when the product is loaded on the ship. The Company hires and, in some cases, pays the sea freight service in advance, the amount paid is recognized as an asset, advance to suppliers, until arrival at the port of destination, at which time it is recognized in the Profit and Loss as freight expense.

Concurrently, the Company recognizes the price of the sea freight service, for which it is responsible, as liabilities on Advance from customers, until arrival at the port of destination, at which time the Company fulfills its performance obligation for the sea freight service and, thus, recognizes the revenue for the provision of this service.

25.Costs and expenses by nature

a)Cost of goods sold

Mining costs	12/31/2023
Salaries and benefits	(1,074)
Mining service providers	(18,786)
Blasting and fuels	(8,924)
Equipment rental	(752)
Depletion	(3,084)
Other	(202)
(32,822)

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Processing costs	12/31/2023
Salaries and benefits	(6,423)
Fuels	(4,072)
Consumables	(15,048)
Equipment rental	(3,067)
Depreciation	(4,287)
Taxes and fees	(358)
Power supply	(765)
Plant services	(2,278)
Other	(2,452)
(38,750)

Distribution costs	12/31/2023
Freight	(12,744)
Insurance	(133)
Warehouse	(455)
Port Operations	(2,263)
(15,595)
Royalties (*)	(5,168)
Total	(92,335)

(*) Applicable Royalties:

i.) 2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

b)General and administrative expenses

	12/31/2023	12/31/2022
Salaries and benefits (Board, CEO and CFO)	(1,122)	(329)
Salaries and benefits (Staff)	(13,313)	(2,420)
Legal	(9,624)	(2,135)
Travel	(3,958)	(1,366)
Accounting services	(1,303)	(449)
Audit services	(2,244)	(864)
Insurance (D&O)	(4,761)	(1,518)
Marketing, business development and investor relations	(3,454)	(2,504)
Taxes and fees	(1,886)	(1,115)
Advisory services	(5,377)	—
Demurrage/Transport	(1,649)	—
Insurance	(1,025)	—
Depreciation	(176)	(102)
Other	(4,506)	(3,160)
	(54,398)	(15,962)

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.Other operating income (expenses), net

	12/31/2023	12/31/2022
Income
Leases (contract termination)	106	—
Others	113	—
	219	—

ESG (“Environmental Social Governance”) expenses
Salaries and benefits (ESG)	(2,266)	(644)
Reversal of accrual liabilities	768
Social programs	(5,061)	—
	(6,559)	(644)

Others	(317)	(1,048)
	(6,876)	(1,692)

	(6,657)	(1,692)

Financial income (expenses), net

	12/31/2023	12/31/2022

Financial income	3,360	463

Financial expenses
Interest on Loans and export prepayment	(15,245)	(329)
Interest and late payment penalties on taxes	(1,945)	—
Interest expenses on leases	(456)	—
Taxes on foreign currency transactions	(2,472)	(82)
Accretion and interest on asset retirement obligation	(731)	(15)
Other expenses	(696)	—
	(18,185)	(426)

Foreign exchange variation on net assets	8,292	6,879
	(9,893)	6,916

Accounting Policy

Revenue is represented by gains on changes in the value of financial assets and liabilities measured at fair value through profit or loss, as well as interest income obtained through the effective interest method.

Interest income is recognized in profit or loss using the effective interest method.

Financial expenses basically include interest expenses on loans and changes in the value of financial assets and liabilities measured at fair value through profit or loss. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized along with the investment

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

.

27.Stock-based compensation

(a)Restricted share units (RSU)

The Company’s Board of Directors has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval in accordance with the policies of the TSXV at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan a total of 18,120,878 RSUs could be granted and converted into shares, out of which 15,742,322 RSUs have already been granted or issued. A total of 2,378,556 RSUs remains available for new grants. The exercise of RSUs is typically either milestones driven (e.g. commissioning of the Greentech plant or achievement of financial targets) or has calendar weighted vesting schedules.

Number of RSUs
Balance, January 1st, 2022	7,422,667

Exercised	(4,759,833)
Granted (1) (2) (3) (4) (5) (6) (7) (8)	3,429,832
Balance, December 31, 2022	6,092,666

Exercised (9)	(5,339,429)
Forfeited (10)	(1,384,003)
Granted (11) (12) (13) (14)	2,891,288
Adjustment (15)	(896,862)
Balance, December 31, 2023	1,363,660
(1)

On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the CEO and to a director, who was Co-CEO on December 31, 2022, of the Company (2,500,000 RSUs to each), which vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
a.	1,000,000	Increase of market cap to $1.3 billion
b.	1,000,000	Increase of market cap to $1.55 billion
c.	1,000,000	Increase of market cap to $1.8 billion
d.	2,000,000	Increase of market cap to $2 billion
	5,000,000

An additional aggregate of 1,000,000 RSUs will vest (500,000 RSUs to the CEO and 500,000 to the director, who was Co-CEO on December 31, 2022, of the Company) upon approval by the Board of the plan to achieve a net zero carbon target and its subsequent successful execution. Since the Board has not yet approved the plan to achieve the net zero carbon target, the Company has not accrued the additional aggregate of 1,000,000 RSUs.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(2)	On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 fully vested RSUs to a key consultant of the Company.
(3)

On July 20, 2022, the Board approved the grant of 1,000,000 RSUs to the COO of the Company. These RSUs vest upon the achievement of specific operational goals (“milestones”). These RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date. Such performance conditions relate to the achievement of the plant commissioning within a specific forecast, as well as the production of spodumene concentrate with detailed specification throughout a certain period of time. The Company considers that the likelihood of achievement of the milestones is probable, as result such RSUs have been fully accounted for and valued using the share price on the grant date.

(4)

On August 5, 2022, the Company entered into a consulting agreement with an individual, where a total amount of 250,000 RSUs were awarded, being 120,000 immediately vested RSUs, 65,000 RSUs vesting on October 10, 2023 and 65,000 RSUs vesting on October 10, 2024, all of which are subject to Board approval and confirmation by the Compensation Committee, delegated by the Board.

(5)

On October 28, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,332,332 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(6)

On December 1, 2022, the Company entered into compensation agreements with four of its directors, where they were awarded a total of 295,000 RSUs. Out of this total, 235,000 RSUs were subject to time based vesting and 60,000 RSUs will vest on the achievement of an increase in the market capitalization of the Company to US$4 billion, conditional on the approval by the Compensation Committee, as delegated by the Board. Therefore, the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the 60,000 RSUs which incorporated the following assumptions:

Risk-free rate	2.83%
Expected equity volatility	73.33%
Share price	44.84
Expected dividend rate	0.00%
Probability of success	85.42%

(7)

For 2,382,332 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 1,047,500 of RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value at December 31, 2022. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

(8)	For the year ended December 31, 2022, the weighted average grant date fair value of RSUs amounted to $36.34.
(9)

As per note (1) above, out of the total number of RSUs exercised in 2023, 2,500,000 RSUs are related to a package granted on September 8, 2021 to the CEO upon the achievement of a certain market capitalization targets. An additional 525,000 RSUs were exercised on December 29th, 2023 by the CEO and Co-Chair related to the achievement of net zero carbon targets (“Net Zero Plan”). This package was granted on September 8th, 2021 with the exercise based on the Board meeting held August 29th, 2023.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(10)

The amount includes 500,000 RSUs granted to a former director (Calvyn Gardner) and related to the conclusion of the Net Zero Plan, given that such director left the Company before the successful execution of the plan. An additional 600,000 RSUs originally granted to a former officer (Brian Talbot), as per note (3) above, were forfeited as he resigned as of September 29th, 2023 before completion of the respective vesting.

(11)

On June 29, 2023, the Compensation Committee, delegated by the Board approved the grant of an additional package of 384,925 RSUs to directors of the Company, being (i) 159,925 RSUs subject to time-based vesting, immediately vested; (ii) 60,000 RSUs subject to the achievement of a market capitalization of US$4 billion by the Company, immediately vested; (iii) 130,000 vested as a cessation of directorship compensation; (iv) and 35,000 subject to time-based vesting, to vest in June,2024. In relation to that grant, 122,500 RSUs were exercised in 2023.

(12)

On September 11, 2023, the Board approved the grant of 146,500 RSUS to the new independent directors of the Company for their 2023/2024-year mandate, as recommended by the Compensation Committee. The 146,500 RSUs are broken down as follows: 60,000 RSUs for Directorship, 26,500 RSUs for Committee Chairmanship or Membership and 60,000 RSUs subject to certain performance metrics that have not been achieved on Dec 31, 2023.

(13)

Out of the total amount of RSUs granted in 2023, 1,023,000 have been accounted as granted due to the existence of a written shared understanding between the awardee and the Company in relation to the packages to be submitted for formal approval by the Board and Compensation Committee. For these packages, the Company valued the RSUs based on fair value as of December 31, 2023. Once a grant date under IFRS has been established, the Company will revise the earlier estimate to reflect the approved grant date fair value.

(14)	For the year ended December 31, 2023, the weighted average grant date fair value of RSUs amounted to $22.25.
(15)

Out of the total amount of RSUs granted in 2023, 896,862 were previously accounted as granted in 2022 due to the existence of a written shared understanding between the awardee and the Company in relation to the packages.

The total stock-based compensation for the year ended December 31, 2023, in shareholders’ equity was $64,330 ($121,040 on December 31,2022), being $46,990 ($110,108 on December 2022) recorded as stock-based compensation expense and the remaining portion, recorded in Deferred exploration and evaluation expenditure, was $16,421 ($8,528 on December 31,2022) and property, plant and equipment was $919 ($2,404 on December 31,2022).

The summary of RSUs granted in 2023 is below:

Number of RSUs
Granted to previous board of directors	384,925
Four independent directors elected on June 30, 2023	146,500
CEO and board member (2021 net zero carbon plan)	525,000
Employees, service providers, and consultants	1,834.863
Total granted in 2023	2,891,288

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(b)Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, where a total of 100,000 stock options were awarded, which have not yet received Board approval, or confirmation by the Compensation Committee, delegated by the Board. As of December 31, 2022, 110,000 stock options had been awarded of which 10,000 had been approved and were exercised in October 2023. The Company has used a Black-Scholes valuation methodology to determine the fair value of the stock options throughout the period, with the following assumptions:

	12/31/2023	12/31/2022
Risk-free rate	3.53%	2.52%
Expected equity volatility	58.21%	57.63%
Average share price	45.12	32.18
Expected dividend rate	—	—

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2022(1)	110,000	—
Exercised (2)	(10,000)	2.23
Balance, December 31, 2023	100,000	$29.84

(1)10,000 options at $2.23 and 100,000 options at $14.65.

(2)10,000 options were exercised on October 17, 2023, when the market price was $39.40.

The following table reflects the stock options issued and outstanding as of December 31, 2023:

Weighted average
		remaining	Number of		Grant date
Exercise		exercisable	options		(exercisable)
Expiry date	price ($)	life (years)	outstanding		fair value
April 12, 2027	$29.84	3.3	100,000	(1)(2)	$29.84
(1)	100,000 exercisable on December 31, 2023
(2)	Such amount has not yet received Board approval, or confirmation by the Compensation Committee, delegated by the Board.

During the year ended December 31, 2023 the Company recorded $1,519 ($1,472 on December 31, 2022) in relation to stock-options in stock-based compensation expense.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting Policy

Under the Company’s equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”). Each RSU represents the right to receive one common share upon completion of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity-settled share-based payment transactions are not remeasured after the grant date’s fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to Share - based payment reserve capitalized as part of the cost of property, plant and equipment or Deferred exploration and evaluation expenditure for those who are working directly on the project.

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

Share-based payments that are subject to market-based conditions consider the market-based condition in the valuation on the grant date using a Monte Carlo simulation model. Compensation expense is not adjusted if the market condition is not met, so long as the requisite service is provided. Compensation expense is recognized over the vesting period which is based on the estimated date when the market-based condition will be achieved.

For share-based payments that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones. At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration are identified but cannot be reliably measured, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

28.Commitments

a)Purchase contracts

On December 31, 2023, the Company was a party to operating purchase contracts, measured at nominal value in accordance with the contracts:

Nature of supplier	1 year	2 - 3 years	4 - 5 years	Total
Carbon credits	1,017	2,034	1,610	4,661
Energy acquisition	72	59	33	164

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

b)Social projects

On December 31, 2023, the amounts incurred with social projects are as follows:

December 31, 2023
Microcredit For Female Entrepreneurs (Donations)	260
Zero Drought for Small Holder Farmers	251
Water For All	770
Zero Hunger Action	69
Being a Child Program	51
Others	30
1,431

●	Microcredit Program: The Company has established the program’s incentive, which is basically a donation, targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing R$2,000 donation per qualifying individuals and providing mentorship programs.
●	Zero Drought for Small Holder Farmers Program: The Company announced during its participation at COP-27 in Egypt its “Zero Drought for Smallholder Farmers” program, a climate mitigation initiative of building 2,000 rainwater capture basins for smallholder family farmers in the municipalities of Itinga and Araçuaí in the Jequitinhonha Valley. The Company is delivering the structures to the municipalities as a donation, which are currently being built via third-party contractors under the supervision of Sigma Lithium’s ESG teams. The amount charged as expense in 2023 is $909, remaining $251 outstanding in current liabilities as of December 31, 2023. This program advances the goal of UN SDG #10 (Reduced Inequalities), UN SDG #15 (Life on Land) and UN SDG #13 (Climate Action).
●	Water For All Program: Additionally, the Company is committed to donate water tanks as a further climate mitigation initiative, aimed to increase water security for communities in the Jequitinhonha Valley. The Company is also committed to maintain water supply of the tanks by providing water trucks year-round, enhancing water security for the communities. The amount charged as expense in 2023 is $842, remaining $770 outstanding in current liabilities as of December 31, 2023. This program, which is now in progress, advances the goals of UN SDG #6 (Clean Water and Sanitation) and UN SDG #13 (Climate Action).
●	Zero Hunger Action: The Company donated food baskets in 2023, with an expense in the amount of $157, remaining $69 outstanding in current liabilities as of December 31, 2023.
●	Being a Child Program: During the second quarter of 2023, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco. Additionally, the Company refurbished an outdoor sports court, which will help promote sports in the community. Finally, the Company is also implementing after-school programs in these facilities.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

29.Legal claim contingency

Sigma Brazil is a party of labor proceedings filed against its third parties service providers as a second defendant with secondary liability for non-payment of labor charges by the services provider (with primary liability), totaling the amount of $497 (equivalent to R$1,815), which amount in regarding 2022 related to labor proceeding was $1.6 million (equivalent to R$ 6 million). The Company considers that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these consolidated financial statements.

The Company is a party to arbitration filed against it amounting to $138. The Company’s management, advised by its legal counsel assessed the likelihood of loss is possible, considering the maximum amount of $138. Accordingly, no provision has been recognized in these consolidated financial statements.

Accounting Policy

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

30.Additional information of the cash flow statement

Below are presented the non-cash effects:

Description	12/31/2023
Addition to property, plant, and equipment in exchange for:
Lease	4,872
Financing	3,761
Suppliers	15,241
Non-cash effects	23,874

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, unless otherwise stated)

31.Subsequent Events

●	Export prepayment

In the first quarter of 2024, the Company entered into an export prepayment agreement with financial institutions in the total amount of $120,015 with maturities between 90 and 180 days with interest rates ranging from 5.9% p.a. to 12.0% p.a.

●	Arbitration

On March 18th, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The Company has formally attributed the probability of LG prevailing in this arbitration as remote.

●	Final investment decision

The Board of Directors approved the construction of a second line, the Phase 2 Industrial Greentech Plant, with capital expenditures budgeted of $136 million. The full license to build and operate the new industrial plant (“Phase 2”) was approved by the regulatory authorities in the first quarter of 2024.

*                                         *